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                             March 30, 2023

       Kathryn A. Romano
       Chief Accounting Officer
       Krystal Biotech, Inc.
       2100 Wharton Street, Suite 701
       Pittsburgh, PA 15203

                                                        Re: Krystal Biotech,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed Feberuary 27,
2023
                                                            File No. 001-38210

       Dear Kathryn A. Romano:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Research and Development Expenses, page 60

   1. Given the importance of research and development expenses to your business model and the multiple product
candidates under development, please revise future filings to disclose total costs by product
candidate as well as by the nature of expense for each period presented. To the
extent that you do not track expenses by product candidate, please disclose as such.
 Kathryn A. Romano
FirstName  LastNameKathryn A. Romano
Krystal Biotech, Inc.
Comapany
March      NameKrystal Biotech, Inc.
       30, 2023
March2 30, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Gary Newberry at (202) 551-3761 or Kevin J. Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences